EXHIBIT 99.3

ASX ANNOUNCEMENT

(ASX: NVX)

29 August 2023

Issue of Cleansing Notice under Section 708A Corporations Act

NOVONIX LIMITED (ASX Code: NVX) today issued 919,719 fully paid ordinary shares in NOVONIX Limited (Shares). 500,000 of these shares are from the exercise of $0.70 options, and the remaining 419,719 shares are from the vesting of Director share rights.

NOVONIX Limited issued the Shares without disclosure to investors under section 708A(5)

Corporations Act 2001 (Cth) (Corporations Act).

Details of the Shares

Class of Shares	Fully paid ordinary shares
ASX code of the Shares	NVX
Date of the issue	29 August 2023
Total number of Shares issued	919,719 fully paid ordinary shares

As required by section 708A (6) Corporations Act, NVX advises:

(a)
the Shares were issued without disclosure to investors under part 6D.2 Corporations Act;
(b)
this notice is being given under section 708A(5)(e) Corporations Act;
(c)
as at the date of this notice, NVX has complied with:
(i)
the provisions of chapter 2M Corporations Act as they apply to NVX; and
(ii)
section 674 and section 674A of the Corporations Act; and
(d)
as at the date of this notice, there is no information that is ‘excluded information’ (within the meaning of sections 708A(7) and 708A(8) Corporations Act) to be disclosed under section 708A(6)(e) Corporations Act.

This announcement has been authorised for release by the Board of NOVONIX Limited.

Yours sincerely

Suzanne Yeates

Company Secretary

NOVONIX Limited

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA